Andatee China Marine Fuel Services Corp.

January 26, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Laura Nicholson, Esq.

Re:	Withdrawal of Registration Statement on Form S-1 (File No. 333-164509)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Andatee China Marine Fuel Services Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-164509), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 26, 2010.  The Registration Statement was inadvertently tagged as a new Form S-1 filing, as opposed to a filing pursuant to Rule 462 of the Securities Act.

The Registrant respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Registrant with the Commission consenting thereto.

Please call Alec Orudjev of Cozen O’Connor at 202-912-4842 if you have any questions or require additional information.

Sincerely,

/s/ An Fengbin

By:	An Fengbin, Chief Executive and President